

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Mr. Francois-Xavier Roger
Chief Financial Officer
Millicom International Cellular S.A.
15 Rue Leon Laval
L-2272 Leudelange
Grand-Duchy of Luxembourg

      Re: **Millicom International Cellular S.A.**
              Form 20-F for Fiscal Year Ended December 31, 2009
              Filed March 5, 2010
              File No. 0-22828

Dear Mr. Roger:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director